## STATEMENT OF INVESTMENTS
**Dreyfus Premier Core Equity Fund**
**November 30, 2007 (Unaudited)**

| Common Stocks--99.1% | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary--13.3%** | | |
| Estee Lauder Cos., Cl. A | 29,000 | 1,301,520 |
| Home Depot | 50,000 | 1,428,000 |
| McDonald's | 40,000 | 2,338,800 |
| McGraw-Hill Cos. | 120,000 | 5,889,600 |
| News, Cl. A | 200,200 | 4,218,214 |
| Target | 45,000 | 2,702,700 |
| Wal-Mart Stores | 35,000 | 1,676,500 |
| Walgreen | 162,000 | 5,927,580 |
| Whole Foods Market | 25,000 a | 1,075,250 |
| | | 26,558,164 |
| **Consumer Staples--23.0%** | | |
| Altria Group | 160,000 | 12,409,600 |
| Anheuser-Busch Cos. | 40,000 | 2,108,800 |
| Coca-Cola | 150,000 | 9,315,000 |
| Nestle, ADR | 60,050 | 7,204,799 |
| PepsiCo | 87,000 | 6,714,660 |
| Procter & Gamble | 110,000 | 8,140,000 |
| | | 45,892,859 |
| **Energy--20.6%** | | |
| BP, ADR | 22,000 | 1,600,280 |
| Chevron | 94,000 | 8,250,380 |
| ConocoPhillips | 70,000 | 5,602,800 |
| Exxon Mobil | 154,560 | 13,780,570 |
| Halliburton | 50,000 | 1,830,500 |
| Occidental Petroleum | 40,000 | 2,790,800 |
| Patriot Coal | 1,200 b | 40,572 |
| Peabody Energy | 12,000 | 667,680 |
| Royal Dutch Shell, ADR | 50,000 | 4,071,500 |
| Total, ADR | 8,000 a | 647,360 |
| Transocean | 12,243 b | 1,680,841 |
| | | 40,963,283 |
| **Financial--13.5%** | | |
| American Express | 37,500 | 2,211,750 |
| American International Group | 35,580 | 2,068,265 |
| Ameriprise Financial | 16,000 | 939,040 |
| Bank of America | 95,000 | 4,382,350 |
| Citigroup | 138,233 | 4,603,159 |
| HSBC Holdings, ADR | 35,000 | 2,992,500 |
| JPMorgan Chase & Co. | 90,000 | 4,105,800 |
| Merrill Lynch & Co. | 55,000 | 3,296,700 |
| SunTrust Banks | 34,000 | 2,383,740 |
| | | 26,983,304 |
| **Health Care--7.4%** | | |
| Abbott Laboratories | 70,000 | 4,025,700 |
| Eli Lilly & Co. | 35,000 | 1,853,250 |
| Johnson & Johnson | 90,000 | 6,096,600 |
| Medtronic | 20,000 | 1,017,000 |
| Merck & Co. | 30,000 | 1,780,800 |
| | | 14,773,350 |
| **Industrials--9.3%** | | |
| Caterpillar | 25,000 | 1,797,500 |
| Emerson Electric | 120,000 | 6,842,400 |
| General Electric | 210,000 | 8,040,900 |
| United Technologies | 26,000 | 1,944,020 |
| | | 18,624,820 |
| **Information Technology--10.9%** | | |
| Apple | 10,000 b | 1,822,200 |
| Automatic Data Processing | 30,000 | 1,351,800 |
| Cisco Systems | 67,000 b | 1,877,340 |
| Intel | 325,000 | 8,476,000 |
| Microsoft | 160,000 | 5,376,000 |
| QUALCOMM | 25,000 | 1,019,500 |
| Texas Instruments | 55,000 | 1,736,350 |
| | | 21,659,190 |
| **Materials--1.1%** | | |
| Praxair | 25,000 | **2,134,500** |

| | | |
|---|---:|---:|
| **Total Common Stocks** | | |
| (cost $138,101,630) | | **197,589,470** |

**Other Investment--.8%**

| | | |
|---|---:|---:|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred | | |
| Plus Money Market Fund | | |
| (cost $1,512,000) | 1,512,000 c | **1,512,000** |

**Investment of Cash Collateral for**
**Securities Loaned--.8%**

| | | |
|---|---:|---:|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash | | |
| Advantage Plus Fund | | |
| (cost $1,580,400) | 1,580,400 c | **1,580,400** |

| | | |
|---|---:|---:|
| **Total Investments** (cost $141,194,030) | **100.7%** | **200,681,870** |
| **Liabilities, Less Cash and Receivables** | **(.7%)** | **(1,395,895)** |
| **Net Assets** | **100.0%** | **199,285,975** |

ADR - American Depository Receipts

a   All or a portion of these securities are on loan. At November 30, 2007, the total market value of the fund's securities on
     loan is $1,550,349 and the total market value of the collateral held by the fund is $1,580,400.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.